Exhibit 99.2

GREENBROOK TMS INC.

REPORT UNDER NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted upon at the Annual Meeting of Shareholders of Greenbrook TMS Inc. (“Greenbrook”) held on June 20, 2023 (the “Meeting”). Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Information Circular dated May 11, 2023 (the “Circular”), mailed to shareholders prior to the Meeting.

Election of Directors

The election by the shareholders of the following nominees as directors of Greenbrook until the next annual meeting following their election or until their successors are elected or appointed was approved by shareholders. The following represents the votes received with regard to such matter:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Brian P. Burke	19,905,867	68.94%	8,968,999	31.06%
Colleen Campbell	19,905,567	68.94%	8,969,299	31.06%
Sasha Cucuz	19,650,509	68.05%	9,224,357	31.95%
Adrienne Graves, Ph.D.	19,169,538	66.39%	9,705,328	33.61%
Benjamin Klein	7,592,741	26.30%	21,282,125	73.70%
Bill Leonard	19,650,529	68.05%	9,224,337	31.95%
Frank Tworecke	19,907,567	68.94%	8,967,299	31.06%
Elias Vamvakas	19,699,408	68.22%	9,175,458	31.78%

Appointment of Auditors

The appointment by the shareholders of KPMG LLP as auditor of Greenbrook and the authorization of the directors of Greenbrook to fix the auditor’s remuneration was approved. The following represents the votes received with regard to such matter:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
29,769,221	100.00%	500	0.00%

Dated this 20th day of June, 2023.

GREENBROOK TMS INC.

By:	/s/ Erns Loubser
	Name:	Erns Loubser
	Title:	Chief Financial Officer